UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25
                           Notification of Late Filing


(Check One):  |_|Form 10-K |_|Form 20-F |_|Form 11-K |X| Form 10-Q |_|Form N-SAR

For  Period  Ended:  June  30,  2002

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:   ____________________


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 Read  Instruction  (on back page) Before Preparing Form.  Please Print or Type.
   Nothing  in  this  form  shall be construed to imply that the Commissions has verified  any  information  contained  herein.

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If  the  notification relates to a portion of the filing checked above, identify the  item(s)  to  which  the  notification  relates:

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PART  I  -  REGISTRANT  INFORMATION

Full  Name  of  Registrant:
VHS Network, Inc.

Former  Name  if  Applicable:


Address  of  Principal  Executive  Office  (Street  and  Number):
 301-5170 DIXIE ROAD, MISSISSAUGA, ONTARIO, CANADA   L4W 1E3

City,  State,  and  Zip  Code:


PART  II  -  Rules  12b-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

|X|       (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|       (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Form 10-QSB could not be filed within the prescribed time because of additional time required by Registrant's management to obtain certain information to be included in such Form 10-QSB. As a result of the foregoing situation, the Registrant could not file its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002 on the filing due date without unreasonable effort or incurring unreasonable expense.


PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


         Elwin D. Cathcart            (905)                    238-9398
         ------------------        -----------        --------------------------
         (Name)                    (Area  Code)             (Telephone  Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     |X|  Yes  |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                          VHS Network, Inc.

                                          By:   /s/  Elwin Cathcart
                                                --------------------------------
                                                Elwin Cathcart
                                                CEO

INSTRUCTION: The form may be signed by an executive office of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION:
   Intentional  misstatements  or  omissions of fact constitute Federal Criminal
                        Violations  (See  18  U.S.C.  1001).
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